March 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re: 5E Advanced Materials, Inc.
Registration Statement on Form S-3 (File No. 333-285880)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), 5E Advanced Materials, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-285880) (the “Registration Statement”) of the Company be accelerated so that the Registration Statement shall become effective at 4:00 p.m. Eastern time on March 26, 2025, or as soon thereafter as practicable.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Company requests that notification of such effectiveness be made by telephone call to Drew Capurro of Latham & Watkins LLP, legal counsel to the Company, at (714) 755-8008.

Very truly yours,

/s/ Joshua Malm
Joshua Malm
Chief Financial Officer, Treasurer and Corporate Secretary

Cc:	Paul Weibel, Chief Executive Officer
Drew Capurro, Latham & Watkins LLP